Via EDGAR (Correspondence)

May 16, 2016

Mr. Gus Rodriguez

Accounting Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Stifel Financial Corp.
Form 8-K
Filed February 23, 2016
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 1, 2016
File No. 001-09305

Dear Mr. Rodriguez:

Stifel Financial Corp. (the “Company”) is submitting this letter in response to the comment communicated by the Staff of the Securities and Exchange Commission during a phone conversation between the Staff and the Company on May 11, 2016 related to the Company’s disclosures in its Form 10-K for the year ended December 31, 2015. The Staff’s verbal comment is included in this letter and is followed by the Company’s response.

Staff Verbal Comment:

Notes to Consolidated Financial Statements

Note 3 – Acquisitions, page 92

We note your proposed revised disclosure to clarify that you acquired approximately $600.0 million of bank loans from Barclays. Please also revise your disclosures throughout the filing, including within your Executive Summary and Liquidity and Capital Resources, and provide us with the revised disclosure. In addition, given the large increases in deposits and margin loans during 2015 and the impact that these balances have on funding sources and interest income, please provide revised disclosure that describes the increases in these amounts during 2015.

Response:

In addition to revising Note 3 to the Consolidated Financial Statements, please be advised that the Company will include the following disclosure related to the acquisition of Barclays’ Wealth and Investment Management, Americas within the “Executive Summary” section in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of its amended Form 10-K.

“On December 4, 2015, we completed the purchase of the Barclays’ Wealth and Investment Management, Americas (“Barclays”), franchise in the U.S. The Company paid purchase consideration that was funded with cash from operations. As part of that transaction, Stifel Bank, a wholly owned subsidiary of the Company, acquired approximately $600.0 million of bank loans, at fair value, from Barclays. The fair values for those loans were estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms.”

Please be advised that the Company will include the following disclosure related to the increases in deposits and margin loans during 2015 within the “Liquidity and Capital Resources” section in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of its amended Form 10-K:

“On December 4, 2015, we completed the purchase of the Barclays franchise in the U.S., which increased assets approximately $0.7 billion, primarily consisting of bank loans. Subsequent to this transaction, we further increased the Company’s total assets by approximately $1.5 billion in two separate transactions, which consisted of cash from our increased participation in the Promontory brokered deposit program of approximately $0.6 billion and margin loans of approximately $0.9 billion.

Subsequent to the close of the acquisition, the brokered deposits of the former Barclays’ retail brokerage clients were placed into the Promontory broker deposit program, an insured bank deposit sweep program that Stifel currently uses to provide FDIC insurance for client cash balances. Stifel Bank is a participant in that program and increased its participation in that program by approximately $0.6 billion subsequent to the close of the acquisition. The cash associated with that increased participation was not directly assumed from Barclays, but rather flowed into Stifel Bank subsequent to the acquisition as part of the daily settlement process for the sweep program.

In addition, subsequent to the close of the purchase of the Barclays franchise, the Company purchased and assumed from Pershing LLC margin loans and associated client credit balances of the former Barclays’ retail brokerage clients related to financial advisors who joined the Company. The margin loan and associated credit balance transfer was accomplished in a separate transaction with Pershing LLC, which Barclays utilized to custody their client relationships. The margin loans (approximately $0.9 billion) represent receivables from retail brokerage clients that are collateralized through a pledge of assets maintained in clients’ brokerage accounts that are subject to daily minimum collateral requirements.”

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding the above information, please do not hesitate to contact me at (314) 342-2228.

Sincerely,

/s/ James M. Zemlyak

James M. Zemlyak

President and Chief Financial Officer

(Principal Financial Officer)

cc:	Ronald J. Kruszewski, Chairman and Chief Executive Officer
David M. Minnick, Senior Vice President and General Counsel
Mark P. Fisher, Senior Vice President and General Counsel